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2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3  Canada
Tel: (306) 956-6200 Fax: (306) 956-6201

Port Hope Conversion Facility Workers to Vote on Settlement Contract Offer

Saskatoon, Saskatchewan, Canada, July 26, 2004 .  .  .  .  .  .  .  .  .  .  .  .  .  .  .

Contract negotiations between Cameco Corporation and the union representing about 200 hourly workers at the Port Hope conversion facility have concluded. The previous contract with the workers expired on June 30, 2004.

Company and union negotiators met through a conciliator on Friday, July 23 and a settlement offer was submitted to the union.

Members of United Steelworkers of America are expected to vote on the offer on Wednesday, July 28. An earlier contract offer was rejected by a narrow margin (58%). The union has served strike notice putting the workers in a legal position to strike at midnight on Wednesday, July 28.

The Port Hope conversion plant has been shutdown since the end of June for its summer maintenance program and vacation.

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium supplier. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

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Investor & media inquiries:    Alice Wong (306) 956-6337

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